                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                  The Profit Recovery Group International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   743 168 106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Nathan Kirsh
                                  Natex Village
                                    Ezulwini
                                    Swaziland
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


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---------------------------------               -------------------------------
     CUSIP No.: 743 168 106            13D
---------------------------------               -------------------------------


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. ID NO. OF ABOVE PERSON

               Ki Corporation Ltd

-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
                                                                       (b) [  ]
-------------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS                                                     OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [  ]
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Liberia

-------------------------------------------------------------------------------
                            SOLE VOTING POWER
                                                                      2,210,191
     NUMBER OF              ---------------------------------------------------
       SHARES               SHARED VOTING POWER                               0
    BENEFICIALLY
       OWNED                ---------------------------------------------------
      BY EACH               SOLE DISPOSITIVE POWER
     REPORTING                                                        2,210,191
       PERSON
       WITH                 ---------------------------------------------------
                            SHARED DISPOSITIVE POWER                          0

-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON                                                        2,210,191
-------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 [  ]
        CERTAIN SHARES
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           4.6%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON                                            OO
-------------------------------------------------------------------------------


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---------------------------------               -------------------------------
     CUSIP No.: 743 168 106            13D
---------------------------------               -------------------------------


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. ID NO. OF ABOVE PERSON

               Eurona Foundation

-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
                                                                       (b) [  ]
-------------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS                                                     OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [  ]
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Liechtenstein

-------------------------------------------------------------------------------
                            SOLE VOTING POWER
                                                                         48,600
     NUMBER OF              ---------------------------------------------------
       SHARES               SHARED VOTING POWER                               0
    BENEFICIALLY
       OWNED                ---------------------------------------------------
      BY EACH               SOLE DISPOSITIVE POWER
     REPORTING                                                           48,600
       PERSON
       WITH                 ---------------------------------------------------
                            SHARED DISPOSITIVE POWER                          0

-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON                                                           48,600
-------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 [  ]
        CERTAIN SHARES
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           0.1%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON                                            OO
-------------------------------------------------------------------------------


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        This Amendment No. 2 amends and supplements Item 5 of the Schedule 13D filed with the United States Securities and Exchange Commission on August 19, 1999 by Ki Corporation Ltd and Eurona Foundation, as amended by Amendment 1. The purpose of this amendment is to report the sale of 488,000 shares of Common Stock of The Profit Recovery Group International, Inc. by Ki Corporation Ltd. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

        (a) The Company's definitive proxy statement, filed with the Securities and Exchange Commission on August 27, 1999, relating to the Special Meeting of Stockholders of the Company to be held on September 30, 1999, states that, as of August 2, 1999, there were 41,320,247 shares of Common Stock outstanding. On August 19, 1999, the Company issued 6,114,375 shares of Common Stock in connection with the acquisition of the issued share capital and other equity interests of Meridian. On August 31, 1999, in connection with the acquisition of substantially all of the assets of PRS International, Ltd. ("PRS"), the Company issued 1,113,043 unregistered shares of the Company's Common Stock to the former owners of PRS. The shares of Common Stock referred to in the preceding three sentences of this paragraph (a) were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The percentages set forth in this Item 5(a) were derived using the sum of such numbers.

        As of November 16, 1999, Ki Corporation Ltd is the beneficial owner of 2,210,190 shares of Common Stock, which constitute approximately 4.6% of the outstanding shares of Common Stock, and Eurona Foundation is the beneficial owner of 48,600 shares of Common Stock, which constitute approximately 0.1% of the outstanding shares of Common Stock. No shares of Common Stock are beneficially owned by any of the persons listed on Annex A.

        (b) Each of Ki Corporation Ltd and Eurona Foundation has sole power to vote and to dispose of the shares of Common Stock owned by it.

        (c) In a series of sales transactions between October 26, 1999 and November 12, 1999 listed below, Ki Corporation Ltd sold 488,000 shares of Common Stock of the Company at an average price of $40.07 per share. As of November 1, 1999, Ki Corporation Ltd had sold a total of 325,000 shares, which reduced the percentage of the Common Stock of the Company owned by Ki Corporation below 5%. As of November 12, 1999, Ki Corporation had sold a total of 488,000 shares, which constituted a disposition of more than 1% of the class of securities. These sales were arranged through BancBoston Robertson Stephens with RBC Dominion Securities (Royal Bank of Canada) being the purchaser.




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      Date       Number of Shares Sold   Price Per Share
      ----       ---------------------   ---------------
    10/26/99                    40,000          $40.0641
    10/26/99                    10,000           40.1242
    10/28/99                     5,000           38.0188
    10/28/99                     5,000           39.2219
    10/28/99                     5,000           38.8008
    10/29/99                    20,000           38.5000
    10/29/99                    30,000           38.6203
    10/29/99                    40,000           38.8609
    10/29/99                    20,000           38.9813
    10/29/99                    10,000           39.1016
    10/29/99                    20,000           39.1617
    10/29/99                    10,000           39.2820
    10/29/99                    10,000           39.4625
    10/29/99                    15,000           39.6430
    10/29/99                    15,000           39.8836
    10/29/99                     5,000           39.9438
    11/01/99                    15,000           40.2445
    11/01/99                    15,000           40.3047
    11/01/99                    10,000           40.3648
    11/01/99                    10,000           40.4852
    11/01/99                    10,000           40.6055
    11/01/99                     5,000           40.7258
    11/03/99                    20,000           40.4250
    11/03/99                     5,000           40.6656
    11/03/99                     5,000           40.7258
    11/03/99                    10,000           40.8461
    11/03/99                    10,000           41.0266
    11/03/99                    10,000           41.3875
    11/03/99                     5,000           41.5078
    11/03/99                    35,000           41.6281
    11/03/99                    10,000           41.7484
    11/04/99                    15,000           41.8688
    11/04/99                     5,000           41.9289
    11/05/99                    20,000           41.8688
    11/05/99                     5,000           42.1094
    11/12/99                     8,000           38.9211
                              --------          --------
                               488,000          $40.0700




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         (d) Of the 2,210,190 shares of Common Stock beneficially owned by Ki
Corporation Ltd and the 48,600 shares of Common Stock beneficially owned by Eurona Foundation, 269,819 shares and 4,859 shares, respectively (the "Escrow Shares"), are subject to the Indemnity Escrow and Stock Pledge Agreement, dated 19 August 1999, among the Company, the Vendors, Mr. Nathan Kirsh (as the Vendors' representative) and First Union National Bank, as escrow agent (the "Escrow Agreement"). The Escrow Agreement provides that the Escrow Shares shall form part of the escrow account held by the escrow agent to satisfy potential warranty and indemnity claims under the Sale and Purchase Agreement in respect of which a determination is made during the period August 19, 1999 through August 19, 2000. During such period, any dividends paid on the Escrow Shares and any proceeds of sale from the Escrow Shares shall be deposited into the escrow account and shall be held by the escrow agent subject to the provisions of the Escrow Agreement.

        (e) Not applicable.












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                                    SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date: December 7, 1999                      KI CORPORATION LTD



                                            By:     /s/  Myra A. Salkinder
                                                    -------------------------
                                            Name:   MYRA A. SALKINDER
                                            Title:  Director




                                            EURONA FOUNDATION



                                            By:     /s/  Nathan Kirsh
                                                    -------------------------
                                            Name:   NATHAN KIRSH
                                            Title:  Foundation Council Member













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